      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                                 AUTOZONE, INC.
             (Exact name of registrant as specified in its charter)

     NEVADA               123 SOUTH FRONT STREET               62-1482048
(State or other          MEMPHIS, TENNESSEE 38103           (I.R.S. Employer
jurisdiction of               (901) 495-6500               Identification No.)
incorporation or     (Address, including zip code, and
 organization)    telephone number, including area code,
                    of Registrant's principal executive
                                 offices)

                               HARRY L. GOLDSMITH
                    SECRETARY/VICE PRESIDENT/GENERAL COUNSEL
                                 AUTOZONE, INC.
                             123 SOUTH FRONT STREET
                            MEMPHIS, TENNESSEE 38103
                                 (901) 495-6500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   COPIES TO:

               GARY OLSON                            GLENN M. REITER
            LATHAM & WATKINS                    SIMPSON THACHER & BARTLETT
   633 WEST FIFTH STREET, SUITE 4000               425 LEXINGTON AVENUE
     LOS ANGELES, CALIFORNIA 90071               NEW YORK, NEW YORK 10017
             (213) 485-1234                           (212) 455-2000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED
                                                         PROPOSED          MAXIMUM
                                                          MAXIMUM         AGGREGATE        AMOUNT OF
      TITLE OF EACH CLASS OF          AMOUNT TO BE    OFFERING PRICE      OFFERING       REGISTRATION
    SECURITIES TO BE REGISTERED       REGISTERED(1)    PER SHARE(2)       PRICE(2)            FEE
Common Stock, par value $.01 per
 share.............................    25,300,000         $35.875       $907,637,500       $312,981

(1) Includes 3,300,000 shares of Common Stock issuable upon exercise of over-allotment options to be granted to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States of an aggregate of up to 20,240,000 shares of Common Stock (the "U.S. Offering"). The second prospectus relates to a concurrent offering outside the United States of an aggregate of up to 5,060,000 shares of Common Stock (the "International Offering"). The prospectuses for the U.S. Offering and International Offering will be identical with the exception of the following alternate pages for the International Offering: a front cover page, two pages from the "Underwriting" section and a back cover page. Such alternate pages appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 20, 1996

                               22,000,000 SHARES

                                     [LOGO]

                                 AUTOZONE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

    Of the 22,000,000 shares of Common Stock offered, 17,600,000 shares are being offered hereby in the United States and 4,400,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the shares of Common Stock offered are being sold by Selling Stockholders of the Company. The Selling Stockholders consist of certain KKR Partnerships that are limited partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. and J.R. Hyde, III, the Chairman of the Board and Chief Executive Officer of the Company. After the offerings, the KKR Partnerships and Mr. Hyde will own 10.6% and 8.3%, respectively, of the outstanding shares of Common Stock (assuming exercise in full of the over-allotment options). See "The Company" and "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The last reported sales price of the Common Stock, which is listed under the symbol "AZO", on the New York Stock Exchange on May 17, 1996 was $37 1/8 per share. See "Price Range of Common Stock".
                              -------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES  COMMISSION  NOR   HAS
   THE   SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
    COMMISSION PASSED  UPON THE  ACCURACY OR  ADEQUACY OF  THIS  PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                               INITIAL PUBLIC            UNDERWRITING        PROCEEDS TO SELLING
                                               OFFERING PRICE            DISCOUNT(1)           STOCKHOLDERS(2)
                                            ---------------------  ------------------------  -------------------
Per Share.................................            $                       $                       $
Total(3)..................................            $                       $                       $

------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $600,000 payable by the Selling Stockholders.

(3) The KKR Partnerships have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,640,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the KKR Partnerships have granted the International Underwriters an option for 30 days to purchase up to an additional 660,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling
    Stockholders will be $         , $        and  $        , respectively.  See
    "Underwriting".
                              -------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
        , 1996 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                             LEHMAN BROTHERS

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                    FURMAN SELZ
                                  MERRILL LYNCH & CO.
                                                               SMITH BARNEY INC.
                                 --------------

                THE DATE OF THIS PROSPECTUS IS          , 1996.

                                     [LOGO]

The following map identifies the locations of the Company's 1,298 stores in 27 states at May 4, 1996:
[For EDGAR filing:Map is shown illustrating the locations of the Company's 1,298 stores in 27 states at May 4, 1996, as follows:

Alabama..........         69
Arizona..........         51
Arkansas.........         35
Colorado.........         21
Florida..........         49
Georgia..........         83
Illinois.........         37
Indiana..........         60
Kansas...........          6
Kentucky.........         35
Louisiana........         65
Michigan.........          9
Mississippi......         54
Missouri.........         50
New Mexico.......         22
North Carolina...         69
Ohio.............        120
Oklahoma.........         51
Pennsylvania.....          1
South Carolina...         40
Tennessee........         96
Texas............        228
Utah.............         15
Virginia.........         19
West Virginia....         11
Wisconsin........          1
Wyoming..........          1
                   ---------
    Total........      1,298
                   ---------
                   ---------

In addition, the map identifies the locations of the Company's 6 distribution centers in Georgia, Tennessee, Illinois, Louisiana, Texas, Arizona and Ohio.]

oDistribution Centers

                               -----------------

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    AutoZone has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding AutoZone and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    AutoZone  is  subject  to  the information  requirements  of  the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statement and other information filed by AutoZone with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, AutoZone's Common Stock is listed on the New York Stock Exchange and similar information concerning AutoZone can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company with the Commission and are incorporated by reference herein:

        a. Annual Report on Form 10-K for the fiscal year ended August 26, 1995 (the "1995 10-K").

        b.    Proxy  Statement  dated   November  15,  1995  (the  "1995   Proxy
    Statement").

        c. Quarterly Reports on Form 10-Q for the quarters ended November 18, 1995, February 10, 1996 and May 4, 1996.

        d.  Current Reports on  Form 8-K dated September  21, 1995 and March  5,
    1996.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person upon written or oral request. Requests should be directed to AutoZone, Inc.,
Attention: Shareholder Relations, 123 South Front Street, Memphis, Tennessee 38103, telephone (901) 495-7185.

                                  THE COMPANY

    AutoZone, Inc. is a leading specialty retailer of automotive parts and accessories, focusing primarily on "Do-It-Yourself" ("D-I-Y") customers. The Company began operations in 1979 and, at May 4, 1996, operated 1,298 stores in 27 states, primarily located in the Sunbelt and Midwest regions of the United States. Each AutoZone store carries an extensive product line, including new and remanufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. The Company carries parts for domestic and foreign cars, vans and light trucks. The Company is implementing a commercial sales program which provides prompt delivery of parts and other products to local repair garages, dealers and service stations. This program was offered in 519 of the Company's stores at May 4, 1996. AutoZone does not perform automotive repairs or installations.

    AutoZone has experienced significant growth due to the opening of new stores and increases in comparable store sales. Net sales have increased from $818.0 million in the Company's 1991 fiscal year to $1,808.1 million in the 1995 fiscal year, and net income has increased from $44.2 million to $138.8 million during such period. In addition, the number of stores has increased from 538 at the beginning of the 1991 fiscal year to 1,298 at May 4, 1996, representing an increase in total store square footage from 3.0 million to 8.6 million square feet during such period. A major element of the Company's business strategy is continued store expansion, including the opening of stores in new market areas. AutoZone opened 210 net new stores during its 1995 fiscal year and intends to open 257 net new stores in its 1996 fiscal year (including 155 net new stores opened through May 4, 1996) and a substantial number of additional stores in succeeding fiscal years. See "Business--Store Development and Expansion Strategy."

    AutoZone is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily through knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. AutoZone's stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

    Approximately 26.1% of the Company's shares of Common Stock outstanding prior to the offerings is held by three limited partnerships (the "KKR Partnerships"), the general partner of each of which is KKR Associates, a New York limited partnership and an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), and approximately 9.6% is held by Mr. Hyde, the Chairman of the Board and Chief Executive Officer of the Company (together with the KKR Partnerships, the "Selling Stockholders"). After giving effect to the sale of shares of the Company's Common Stock by the Selling Stockholders in the offerings and assuming exercise in full of the over-allotment options, approximately 10.6% of the Common Stock will be held by the KKR Partnerships and approximately 8.3% by Mr. Hyde. The limited partnership agreements pursuant to which the KKR Partnerships were organized are, by their terms, to dissolve on December 31, 1996 unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates will seek such amendments, or, if sought, that they will be approved by the limited partners. In the event of the winding up and dissolution of the KKR Partnerships, KKR Associates will have sole discretion regarding the disposition of such Common Stock, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of the KKR Partnerships, or a combination of the foregoing. In addition to the shares held by the Selling Stockholders, KKR Associates owns 2.7% of the Common Stock. See "Principal and Selling Stockholders."

    The Company's executive offices are located at 123 South Front Street, Memphis, Tennessee 38103, and its telephone number is (901) 495-6500.

    References in this Prospectus to "AutoZone" or the "Company" include the Company's direct and indirect wholly-owned subsidiaries, unless the context otherwise requires. See "Business-- Introduction."

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial and other operating information of AutoZone. The selected financial data for the five fiscal years during the period ended August 26, 1995 have been derived from the audited financial statements of AutoZone, which in the case of the three most recent fiscal years are incorporated by reference in the 1995 Form 10-K, which is incorporated by reference herein. The selected financial data for the thirty-six weeks ended May 6, 1995 and May 4, 1996 have been derived from its unaudited financial statements and includes, in the opinion of the Company's management, all adjustments necessary to present fairly the data for such periods. The results for the thirty-six weeks ended May 4, 1996 are not necessarily indicative of the results to be expected for the 53 weeks ending August 31, 1996 or for any future period. The data provided below should be read in conjunction with the separate financial statements and notes thereto, incorporated by reference herein.

                                                                                                      THIRTY-SIX WEEKS ENDED
                                                     FISCAL YEAR ENDED AUGUST(1)
                                   ---------------------------------------------------------------  --------------------------
                                      1991         1992         1993         1994         1995         MAY 6,        MAY 4,
                                   (53 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)       1995          1996
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
Net sales........................   $817,962    $1,002,327   $1,216,793   $1,508,029   $1,808,131   $  1,179,307  $  1,413,042
Cost of sales, including
  warehouse and delivery
  expenses.......................    491,261       602,956      731,971      886,068    1,057,033        694,318       828,322
Operating, selling, general and
  administrative expenses........    247,355       295,701      344,060      431,219      523,440        347,266       425,467
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
Operating profit.................     79,346       103,670      140,762      190,742      227,658        137,723       159,253
Interest income (expense)--net...     (7,295)          818        2,473        2,244          623            623          (727)
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
Income before income taxes.......     72,051       104,488      143,235      192,986      228,281        138,346       158,526
Income taxes.....................     27,900        41,200       56,300       76,600       89,500         54,462        58,800
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
Net income.......................   $ 44,151    $   63,288   $   86,935   $  116,386   $  138,781   $     83,884  $     99,726
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
Net income per share.............   $   0.33    $     0.43   $     0.59   $     0.78   $     0.93   $       0.56  $       0.66
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
Average shares outstanding,
  including common stock
  equivalents....................    134,656       145,940      147,608      148,726      149,302        149,057       150,508
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
                                   ----------   -----------  -----------  -----------  -----------  ------------  ------------
SELECTED OPERATING DATA:
Number of stores (at period
  end)...........................        598           678          783          933        1,143          1,059         1,298
Total store square footage (at
  period end) (000s)(2)..........      3,458         4,043        4,839        5,949        7,480          6,832         8,583
Percentage increase in square
  footage(2).....................        14%           17%          20%          23%          26%            15%           15%
Average net sales per store
  (000s)(2)......................   $  1,408    $    1,570   $    1,666   $    1,758   $    1,742   $      1,184  $      1,158
Average net sales per store
  square foot(2).................   $    246    $      267   $      274   $      280   $      269   $        185  $        176
Percentage increase in comparable
  store net sales(3).............        12%           15%           9%           9%           6%             6%            5%
BALANCE SHEET DATA (AT PERIOD
  END):
Current assets...................   $233,439    $  279,350   $  378,467   $  424,402   $  447,822   $    426,096  $    592,692
Current liabilities..............    177,632       207,080      286,136      339,029      417,549        373,000       589,762
Working capital..................     55,807        72,270       92,331       85,373       30,273         53,096         2,930
Total assets.....................    397,776       501,048      696,547      882,102    1,111,778      1,022,536     1,404,008
Total debt.......................      7,246         7,057        4,458        4,252       13,503         16,832        97,775
Shareholders' equity.............    204,628       278,120      396,613      528,377      684,710        622,480       794,875

---------------
(1) The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.
(2) Total store square footage is based on the Company's standard store formats including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store's operations. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings or expansions. For fiscal 1991, average net sales per store and average net sales per store square foot have been adjusted to exclude net sales for the fifty-third week.
(3) Comparable store net sales data is calculated based on the change in net sales of all stores opened as of the beginning of the preceding full fiscal year. Increases for fiscal 1991 and fiscal 1992 have been adjusted to exclude the effect of the fifty-third week in fiscal 1991.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is listed on the New York Stock Exchange under the symbol AZO. The following table sets forth the high and low closing sale prices for the Company's Common Stock for the calendar quarters indicated as reported by the New York Stock Exchange Composite Tape. These sales prices have been adjusted to reflect a two-for-one stock split during the second calendar quarter of 1994.

                                                                    HIGH        LOW
                                                                   -------    -------
1994
----------------------------------------------------------------
First Quarter...................................................   $30 3/4    $26 15/16
Second Quarter..................................................    30 1/4     23 3/4
Third Quarter...................................................    25 5/8     22 1/4
Fourth Quarter..................................................    27         21 3/4

1995
----------------------------------------------------------------
First Quarter...................................................    26 7/8     23 3/8
Second Quarter..................................................    26         22
Third Quarter...................................................    27 5/8     25
Fourth Quarter..................................................    30 1/8     24 3/4

1996
----------------------------------------------------------------
First Quarter...................................................    34         24 1/8
Second Quarter (through May 17).................................    37 1/2     32 3/8

    The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

                                DIVIDEND POLICY

    AutoZone has not declared or paid any cash dividends on its Common Stock since its incorporation in May 1986 and does not currently intend to declare or pay any dividends. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon AutoZone's results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the capitalization of AutoZone at May 4, 1996:

                                                                                          (IN THOUSANDS)
Short-term borrowings(1)............................................................      $       97,775
                                                                                             -----------
                                                                                             -----------
Long-term debt......................................................................      $     --
Shareholders' equity:
  Common Stock, par value $.01 per share; 200,000,000 shares authorized; 149,891,533
    shares outstanding(2)...........................................................               1,499
  Additional paid-in capital........................................................             231,981
  Retained earnings.................................................................             561,395
                                                                                             -----------
      Total shareholders' equity....................................................             794,875
                                                                                             -----------
        Total capitalization........................................................      $      794,875
                                                                                             -----------
                                                                                             -----------

------------
(1) Consists of borrowings under the revolving credit agreements.
(2)  Excludes  9,584,727  shares  of  Common  Stock  underlying  stock   options
    outstanding at May 4, 1996 at an average exercise price of $17.03 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth income statement data of AutoZone expressed as a percentage of net sales for the periods indicated:

                                                                                                        THIRTY-SIX WEEKS ENDED
                                                                       FISCAL YEAR ENDED
                                                          -------------------------------------------  ------------------------
                                                           AUGUST 28,     AUGUST 27,     AUGUST 26,      MAY 6,       MAY 4,
                                                              1993           1994           1995          1995         1996
                                                          -------------  -------------  -------------  -----------  -----------
Net sales...............................................        100.0%         100.0%         100.0%        100.0%       100.0%
Cost of sales, including warehouse and delivery
  expenses..............................................         60.2           58.8           58.5          58.9         58.6
                                                                -----          -----          -----         -----        -----
Gross profit............................................         39.8           41.2           41.5          41.1         41.4
Operating, selling, general and administrative
  expenses..............................................         28.3           28.6           28.9          29.4         30.1
                                                                -----          -----          -----         -----        -----
Operating profit........................................         11.5           12.6           12.6          11.7         11.3
Interest income--net....................................          0.2            0.1         --            --           --
Income taxes............................................          4.6            5.0            4.9           4.6          4.2
                                                                -----          -----          -----         -----        -----
Net income..............................................          7.1%           7.7%           7.7%          7.1%         7.1%
                                                                -----          -----          -----         -----        -----
                                                                -----          -----          -----         -----        -----

  THIRTY-SIX WEEKS ENDED MAY 4, 1996 COMPARED TO THIRTY-SIX WEEKS ENDED MAY 6, 1995

    Net sales for the thirty-six weeks ended May 4, 1996 increased by $233.7 million, or 19.8%, over net sales for the comparable period for fiscal 1995. This increase was due to a comparable store net sales increase of 5% (which was primarily due to sales growth in the Company's newer stores) and increases in net sales for stores opened since the beginning of fiscal 1995. For the twelve weeks ended May 4, 1996, comparable store net sales increased by 8%, which was primarily due to sales growth in the Company's newer stores and the added sales of the Company's commercial sales program.

    Gross profit for the thirty-six weeks ended May 4, 1996 was $584.7 million, or 41.4% of net sales, compared with $485.0 million, or 41.1% of net sales, during the comparable period for fiscal 1995. The increase in the gross profit percentage was due primarily to efficiencies in distribution costs and favorable results of second quarter physical inventories.

    Operating, selling, general and administrative expenses for the thirty-six weeks ended May 4, 1996 increased by $78.2 million over such expenses for the comparable period for fiscal 1995, and increased as a percentage of net sales from 29.4% to 30.1%. The increase in the expense ratio was due primarily to operating costs of the Company's second call center in Houston and start-up costs of the Company's commercial sales program (which program is still being implemented and has been unprofitable to date). During the thirty-six week period ending May 4, 1996, the Company increased the number of stores participating in the commercial sales program from three to 519.

    The Company's effective income tax rate decreased from 39.4% of pre-tax income for the thirty-six weeks ended May 6, 1995 to 37.1% for the thirty-six weeks ended May 4, 1996. The decrease in the effective income tax rate is due to a reduction in state income taxes.

  FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales for fiscal 1995 increased by $300.1 million, or 19.9%, over net sales for fiscal 1994. This increase was due to a comparable store net sales increase of 6%, which was primarily due to sales growth in the Company's newer stores, and an increase in net sales of $214.1 million for stores opened since the beginning of fiscal 1994. At August 26, 1995, the Company had 1,143 stores in operation, a net increase of 210 stores, or approximately 26% in new store square footage for the year.

    Gross profit for fiscal 1995 was $751.1 million, or 41.5% of net sales, compared with $622.0 million, or 41.2% of net sales, for fiscal 1994. The increase in gross profit was due primarily to improved leveraging of warehouse and delivery expenses.

    Operating, selling, general and administrative expenses for fiscal 1995 increased by $92.2 million over such expenses for fiscal 1994, and increased as a percentage of net sales from 28.6% to 28.9%. The increase in the expense ratio was primarily due to expenses incurred in connection with the introduction of the call center and flexogram programs (see "Business--Marketing and Merchandising Strategy") and increased net advertising expenses.

    Net interest income for fiscal 1995 was $0.6 million compared with $2.2 million for fiscal 1994. The decrease in interest income was primarily due to lower levels of invested cash. At August 26, 1995, the Company had short-term borrowings, net of short-term investments, of $10.8 million compared with short-term investments, net of short-term borrowings, of $53.9 million at August 27, 1994.

    AutoZone's effective income tax rate was 39.2% of pre-tax income for fiscal 1995 and 39.7% for fiscal 1994. The decrease in the tax rate was primarily due to a change in the effective state tax rate due to expansion in lower tax rate states.

  FISCAL 1994 COMPARED TO FISCAL 1993

    Net sales for fiscal 1994 increased by $291.2 million or 23.9% over net sales for fiscal 1993. This increase was due to a comparable store net sales increase of 9%, which was principally attributable to higher unit sales of the Company's products, and an increase in net sales of $193.3 million for stores opened since the beginning of fiscal 1993. At August 27, 1994, the Company had 933 stores in operation, a net increase of 150 stores, or approximately 23% in new store square footage for the year.

    Gross profit for fiscal 1994 was $622.0 million, or 41.2% of net sales, compared with $484.8 million, or 39.8% of net sales for fiscal 1993. The increase in gross profit was due primarily to a relative increase in sales of higher margin automotive parts and a $10.3 million change in the LIFO provision.

    Operating, selling, general and administrative expenses for fiscal 1994 increased by $87.2 million over such expenses for fiscal 1993, and increased as a percentage of net sales from 28.3% to 28.6%. The increase in the expense ratio was primarily due to higher store payroll, the introduction of a satellite system and a store call center, and lower advertising rebates from vendors.

    Net interest income for fiscal 1994 was $2.2 million compared with $2.5 million for fiscal 1993. The decrease in net investment income was primarily due to lower levels of invested cash. Short-term investments totaled $54.1 million at August 27, 1994 compared with $82.8 million at August 28, 1993.

    AutoZone's effective income tax rate was 39.7% of pre-tax income for fiscal 1994 and 39.3% for fiscal 1993. The increase in the tax rate was primarily due to the federal Omnibus Budget Reconciliation Act of 1993 being in effect for the entire year.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary capital requirements have been the funding of its continued new store expansion program and the resultant increase in distribution centers and inventory requirements. The Company has opened 760 stores and constructed six new distribution centers from the beginning of fiscal 1991 to May 4, 1996. The Company has financed this growth through a combination of internally generated funds and, to a lesser degree, borrowings. Net cash provided by operating activities was $117.0 million in fiscal 1993, $128.3 million in fiscal 1994, $180.1 million in fiscal 1995, $90.2 million during the thirty-six weeks ended May 6, 1995 and $78.6 million during the thirty-six weeks ended May 4, 1996. The comparative decrease in cash provided by operations during the thirty-six weeks ended May 4, 1996 is due primarily to increased inventory due to forward buying, opening of the new Zanesville, Ohio distribution center and opening of new stores, which was offset by higher net income, depreciation and leverage of accounts payable.

    Capital expenditures were $120.6 million in fiscal 1993, $173.0 million in fiscal 1994, $258.1 million in fiscal 1995, $166.8 million during the thirty-six weeks ended May 6, 1995 and $183.2 million during the thirty-six weeks ended May 4, 1996. During the thirty-six weeks ended May 4, 1996 the Company opened 155 net new stores and completed construction of a new 550,000 square foot distribution center in Zanesville, Ohio, which commenced operations in February 1996. The Company completed the construction of and relocation to its new Memphis headquarters in October 1995. Construction commitments, which primarily related to new stores, totaled approximately $63 million at May 4, 1996.

    The Company's new store development program requires significant working capital, principally for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by its expansion. The Company believes that it will be able to continue financing much of its inventory growth by favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in doing so. The Company also may negotiate shorter payment terms in exchange for other concessions.

    The Company anticipates that it will rely primarily on internally generated funds to support its capital expenditures and working capital requirements. The balance of such requirements will be funded through short-term borrowings. The Company has revolving credit agreements with several banks providing for lines of credit in an aggregate maximum amount of $125 million, including an increase of $50 million in January 1996. These credit agreements contain a covenant limiting the amount of debt the Company may incur relative to its net worth. At May 4, 1996, the Company had borrowings outstanding under these credit agreements of $97.8 million.

    At August 26, 1995, the Company had outstanding stock options covering 9,503,981 shares of Common Stock. Assuming all such options become vested and are exercised, such options would result in proceeds of $140.4 million to the Company. Such proceeds constitute an additional source for liquidity and capital resources for the Company. For fiscal 1995 and for the thirty-six weeks ended May 4, 1996, proceeds from sales of stock under stock option and employee stock purchase plans were $17.6 million and $14.4 million, respectively, including related tax benefits.

INFLATION

    The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally due to economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

SEASONALITY AND QUARTERLY PERIODS

    The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have run about 20% to 30% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.

    Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter generally consists of sixteen weeks (except for the fourth quarter of fiscal 1991 which had, and the fourth quarter of fiscal 1996 which will have, seventeen weeks). Because the fourth quarter contains the seasonally high sales volume months of June, July and August and consists of sixteen weeks compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. For fiscal 1994 and 1995, the fourth quarter represented 34.7% and 34.8%, respectively, of annual net sales and 38.9% and 39.6%, respectively, of net income.

    The following table sets forth quarterly unaudited financial information for fiscal 1994 and 1995 and for the first, second and third quarters of fiscal 1996 (in thousands, except per share data):

                                                                                                   SIXTEEN WEEKS
                                                                 TWELVE WEEKS ENDED                    ENDED
                                                     -------------------------------------------  ---------------
                                                      NOVEMBER 20,    FEBRUARY 12,     MAY 7,       AUGUST 27,
                                                          1993            1994          1994           1994
                                                     --------------  --------------  -----------  ---------------
Net sales..........................................   $    322,846    $    303,203   $   358,159    $   523,821
Gross profit.......................................        131,110         124,115       146,521        220,215
Operating profit...................................         35,794          34,239        46,512         74,197
Income before income taxes.........................         36,620          34,735        46,808         74,823
Net income.........................................         22,020          20,935        28,208         45,223
Net income per share...............................           0.15            0.14          0.19           0.30


                                                      NOVEMBER 19,    FEBRUARY 11,     MAY 6,       AUGUST 26,
                                                          1994            1995          1995           1995
                                                     --------------  --------------  -----------  ---------------
Net sales..........................................   $    389,763    $    364,061   $   425,483    $   628,824
Gross profit.......................................        158,818         149,080       177,091        266,109
Operating profit...................................         45,408          39,201        53,114         89,935
Income before income taxes.........................         45,834          39,398        53,114         89,935
Net income.........................................         27,634          23,836        32,414         54,897
Net income per share...............................           0.19            0.16          0.22           0.37

                                                      NOVEMBER 18,    FEBRUARY 10,     MAY 4,
                                                          1995            1996          1996
                                                     --------------  --------------  -----------
Net sales..........................................   $    463,029    $    425,838   $   524,175
Gross profit.......................................        193,220         176,033       215,531
Operating profit...................................         55,397          43,424        60,432
Income before income taxes.........................         55,397          43,424        59,705
Net income.........................................         34,797          27,324        37,605
Net income per share...............................           0.23            0.18          0.25

MERGER WITH ALLDATA CORPORATION

    On March 29, 1996, Alldata Corporation ("Alldata") became a wholly owned subsidiary of AutoZone in a stock-for-stock merger accounted for as a pooling of interests. Under the terms of the merger agreement, AutoZone issued approximately 1.7 million shares of Common Stock and stock options covering approximately 200,000 shares of Common Stock. Financial information of Alldata has been included in the results of operations from the date of acquisition, and is included in the balance sheet as of May 4, 1996. Financial statements for periods prior to the date of combination have not been restated as the effect is not material to AutoZone's financial condition and results of operations. The assets and liabilities of Alldata were approximately $18 million and $21 million, respectively, at the date of combination.

                                    BUSINESS

INTRODUCTION

    AutoZone is a leading specialty retailer of automotive parts and accessories, focusing primarily on D-I-Y customers. The Company began operations in 1979 and, at May 4, 1996, operated 1,298 stores in 27 states, primarily located in the Sunbelt and Midwest regions of the United States. Each AutoZone store carries an extensive product line, including new and remanufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. The Company carries parts for domestic and foreign cars, vans and light trucks. The Company is implementing a commercial sales program which provides prompt delivery of parts and other products to local repair garages, dealers and service stations. This program was offered in 519 of the Company's stores at May 4, 1996. AutoZone does not perform automotive repairs or installations.

    AutoZone is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily with knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. AutoZone's stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

    At May 4, 1996, AutoZone had 1,298 stores located in the following 27 states:

Alabama..........         69
Arizona..........         51
Arkansas.........         35
Colorado.........         21
Florida..........         49
Georgia..........         83
Illinois.........         37
Indiana..........         60
Kansas...........          6
Kentucky.........         35
Louisiana........         65
Michigan.........          9
Mississippi......         54
Missouri.........         50
New Mexico.......         22
North Carolina...         69
Ohio.............        120
Oklahoma.........         51
Pennsylvania.....          1
South Carolina...         40
Tennessee........         96
Texas............        228
Utah.............         15
Virginia.........         19
West Virginia....         11
Wisconsin........          1
Wyoming..........          1

MARKETING AND MERCHANDISING STRATEGY

    AutoZone's marketing and merchandising strategy is to provide customers with
superior  service,   value  and   parts  selection   at  conveniently   located,
well-designed stores. Key elements of this strategy are as follows:

  CUSTOMER SERVICE

    The Company believes that D-I-Y consumers place a significant value on customer service. As a result, the Company emphasizes customer service as the most important element in its marketing and merchandising strategy. The Company attempts to promote a corporate culture which "always puts customers first" and emphasizes knowledgeable and courteous service. To do so, the Company employs parts personnel with technical expertise to advise customers regarding the correct part type and application, utilizes a wide range of training methods to educate and motivate its store personnel, and provides store personnel with significant opportunities for promotion and incentive compensation. Customer service is enhanced by electronic parts catalogs which assist in the selection of parts; free testing of starters, alternators, batteries and sensors and actuators; and liberal return and warranty policies. AutoZone stores are generally open from 8 a.m. to 9 or 10 p.m. (with some open to midnight) on Monday through Saturday and are typically open from 9 a.m. to 6 p.m. on Sunday.

    The Company recently implemented a number of programs to enhance customer service. AutoZone installed a satellite system for all of its stores which, among other things, enables the

Company to speed credit card and check approval processes and locate parts at neighboring AutoZone stores. The Company has opened call centers in Memphis and Houston to support the sales staff at high volume stores. Call center personnel handle inquiries and orders, enabling store personnel to concentrate on serving in-store customers without having to field telephone calls. In addition, the Company initiated a "flexogram" inventory management program which matches the hard parts inventory of each store to the automobile population in each sales area.

    In March 1996, Alldata became a wholly owned subsidiary of AutoZone in a stock-for-stock merger. Alldata has developed a database system that provides comprehensive and up-to-date automotive diagnostic, service and repair information which it will continue to market to professional repair shops. In addition, the Company plans to integrate certain limited information from the Alldata database, such as technical service bulletins, recall information and specifications, into its electronic catalog.

  PRODUCT SELECTION

    The Company offers a wide selection of automotive parts and other products designed to cover a broad range of specific vehicle applications. AutoZone's stores generally carry between 16,000 and 19,000 SKUs. Each AutoZone store carries the same basic product line with some regional and local differences based on climate, demographics and age and type of vehicle registration. The Company's "flexogram" program enables the Company to tailor its hard parts inventory to the makes and models of the automobiles in each store's trade area. In addition to brand name products, the Company sells a number of products, including batteries and engines, under the "AutoZone" name and a selection of automotive hard parts, including starters, alternators, water pumps, brakes and filters under its private label names. In addition to products stocked in stores, the Company offers a range of products, consisting principally of automotive hard parts, through its Express Parts program. The Express Parts program provides air-freight delivery of lower turnover products to AutoZone's stores.

  PRICING

    The Company employs an everyday low price strategy and attempts to be the price leader in hard parts categories. Management believes that its prices overall compare favorably to those of its competitors. The Company's pricing strategy is supported through newspaper, radio and television advertising as well as through in-store promotional signage and displays.

  COMMERCIAL SALES PROGRAM

    AutoZone is implementing a commercial sales program which provides prompt delivery of parts and other products to local repair garages, dealers and service stations. This program was offered in 519 of the Company's stores at May 4, 1996. AutoZone expects that the program will be available in nearly all of its stores by the end of calendar 1996. Commercial customers generally pay the same every day low prices for parts and other products as paid by AutoZone's D-I-Y customers. The Company anticipates that the commercial sales program will result in an expansion of its customer base at a relatively modest incremental capital investment. The Company believes that the program, when fully implemented, should enhance its future financial performance. There can be no assurance, however, that the Company will complete implementation of the commercial sales program by year-end 1996 or that such implementation will enhance the Company's results of operations and financial condition in future fiscal years.

  STORE DESIGN AND VISUAL MERCHANDISING

    AutoZone seeks to design and build stores with a high visual impact. AutoZone stores are designed to have an industrial "high tech" appearance by utilizing colorful exterior signage, exposed beams and ductwork, and brightly lighted interiors. Merchandise in stores is attractively displayed, typically utilizing diagonally placed gondolas for maintenance and accessory products as well as specialized shelving for batteries and, in many stores, oil products. The Company employs a uniform ("planogrammed") store layout system to promote consistent merchandise presentation in all of its stores. In-store signage and special displays are used extensively to aid customers in locating merchandise and promoting products.

STORE DEVELOPMENT AND EXPANSION STRATEGY

    The following table sets forth the Company's store development activities during the past five fiscal years and the thirty-six weeks ended May 4, 1996:

                                                                            FISCAL YEAR                             THIRTY-SIX
                                                   -------------------------------------------------------------    WEEKS ENDED
                                                      1991         1992         1993         1994        1995       MAY 4, 1996
                                                   -----------  -----------  -----------  -----------  ---------  ---------------
Beginning Stores.................................         538          598          678          783         933         1,143
New Stores.......................................          60           82          107          151         210           155
Replaced Stores(1)...............................           4           14           20           20          29            22
Closed Stores(1).................................          (4)         (16)         (22)         (21)        (29)          (22)
                                                          ---          ---          ---          ---   ---------         -----
Ending Stores....................................         598          678          783          933       1,143         1,298
                                                          ---          ---          ---          ---   ---------         -----
                                                          ---          ---          ---          ---   ---------         -----

    ----------------

    (1) Replaced stores are either relocations or conversions of existing smaller stores to larger formats. Closed stores include replaced stores.

    The Company opened 210 net new stores in fiscal 1995, representing an increase in total square footage from fiscal 1994 of approximately 26%. For the thirty-six week period ended May 4, 1996, the Company opened 155 net new stores and plans to open an additional 102 net new stores by the end of fiscal 1996.

    The Company believes that expansion opportunities exist both in markets which it does not currently serve and in markets in which it can achieve a larger presence. The Company attempts to obtain high visibility in sites in high traffic locations and undertakes substantial research prior to entering new markets. Key factors in selecting new site and market locations include population, demographics, vehicle profile and number and strength of competitors' stores. The Company generally seeks to open new stores within or contiguous to existing market areas and attempts to cluster development in new urban markets in a relatively short period of time in order to achieve economies of scale in advertising and distribution costs. The Company may also expand its operations through acquisitions of existing stores from third parties. The Company regularly evaluates potential acquisition candidates in new as well as existing market areas.

    AutoZone's net sales have grown significantly in the past several years, increasing from $818.0 million in fiscal 1991 to $1,808.1 million in fiscal 1995. The continued growth and financial performance of the Company will be dependent, in large part, upon management's ability to open new stores on a profitable basis in existing and new markets and also upon its ability to continue to increase sales in existing stores. There can be no assurance that the Company will continue to be able to open and operate new stores on a timely and profitable basis or will continue to attain increases in comparable store sales.

STORE OPERATIONS

  STORE FORMATS

    Substantially all of AutoZone's stores are based on standard store formats resulting in generally consistent appearance, merchandising and product mix. Although the smaller store formats were generally used by the Company for its earlier stores, the Company has increasingly used larger format stores, starting with its 8,100 square foot store introduced in 1987, its 6,600 square foot store introduced in 1991 and its 7,700 square foot store introduced in 1993. In fiscal 1996, the 6,600 square foot and larger store formats are expected to account for more than 85% of new and replacement stores. Total store space as of May 4, 1996 was as follows:

                                                                                          TOTAL STORE
   STORE FORMAT                                                    NUMBER OF STORES    SQUARE FOOTAGE(1)
----------------------------------------------------------------  -------------------  ------------------
8,100 sq. ft....................................................             182             1,474,200
7,700 sq. ft....................................................             288             2,217,600
6,600 sq. ft....................................................             372             2,455,200
5,400 sq. ft....................................................             437             2,359,800
4,000 sq. ft....................................................              19                76,000
                                                                           -----            ----------
    Total.......................................................           1,298             8,582,800
                                                                           -----            ----------
                                                                           -----            ----------

    ----------------
    (1) Total store square footage is based on the Company's standard store formats, including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store's operations.

    Approximately 85% to 90% of each store is selling space, of which approximately 30% to 40% is dedicated to automotive parts inventory. The parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and equipped with proprietary electronic parts catalogs. The remaining selling space contains gondolas for accessories, maintenance items, including oil and air filters, additives and waxes, and other parts together with specifically designed shelving for batteries and, in many stores, oil products.

    Approximately 80% of the Company's stores are freestanding, with the balance principally located within strip shopping centers. Freestanding large format stores typically have parking for approximately 45 to 50 cars on a lot of approximately 3/4 to one acre. The Company's 5,400 and 4,000 square foot stores typically have parking for approximately 25 to 40 cars and are usually located on a lot of approximately 1/2 to 3/4 acre.

  STORE PERSONNEL AND TRAINING

    While subject to fluctuation based on seasonal volumes and actual store sales, the 4,000, 5,400 and 6,600 square foot stores typically employ 12 to 18 persons, including a manager and an assistant manager, and the larger stores typically employ 14 to 23 persons. The Company generally hires personnel with prior automotive experience. Although the Company relies primarily on on-the-job training, it also provides formal training programs, which include regular store meetings on specific sales and product issues, standardized training manuals and a specialist program under which store personnel can obtain Company certification in one of several areas of technical expertise. The Company is testing a multimedia training program that will permit store personnel to train at their own pace. The Company supplements training with frequent store visits by management.

    The Company provides financial incentives to store managers through an incentive compensation program and through participation in the Company's stock option plan. In addition, AutoZone's growth has provided opportunities for the promotion of qualified employees. Management believes these opportunities are an important factor in AutoZone's ability to attract, motivate and retain quality personnel.

    The Company supervises store operations primarily through approximately 198 area advisors who report to one of 27 district managers, who, in turn, report to one of six regional managers. Purchasing, merchandising, advertising, accounting, cash management and other store support functions are centralized in the Company's corporate and administrative headquarters in Memphis, Tennessee. The Company believes that such centralization enhances consistent execution of the Company's merchandising and marketing strategy at the store level.

  STORE AUTOMATION

    In order to assist store personnel in providing a high level of customer service, all stores have proprietary electronic parts catalogs that provide parts information based on the make, model and year of an automobile. The catalog display screens are placed on the hard parts inventory counter so that both employees and customers can view the screen. In addition, the Company's satellite system enables the Company to speed up credit card and check approval processes and locate parts at neighboring AutoZone stores.

    All stores utilize the Company's computerized Store Management System, which includes scanning and point-of-sale data collection terminals. The Store Management System provides productivity benefits, including lower administrative requirements and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. The Company believes the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures.

PURCHASING AND DISTRIBUTION

    Merchandise is selected and purchased for all stores at the Company's headquarters in Memphis. No one class of product accounts for as much as 10% of the Company's total sales. In fiscal 1995, the Company purchased products from approximately 200 suppliers and no single supplier accounted for more than 6% of the Company's total purchases. During fiscal 1995, the Company's ten largest suppliers accounted for approximately 29% of the Company's purchases. The Company generally has no long-term contracts for the purchase of merchandise. Management believes that AutoZone's relationships with suppliers are excellent. Management also believes that alternative sources of supply exist, at similar cost, for substantially all types of product sold.

    Substantially all of the Company's merchandise is shipped by vendors to the Company's distribution centers. Orders are typically placed by stores on a weekly basis with orders shipped from the warehouse in leased trucks operated by the Company on the following day.

COMPETITION

    The Company competes principally in the D-I-Y and, more recently, the commercial automotive aftermarket. Although the number of competitors and the level of competition experienced by AutoZone's stores vary by market area, the automotive aftermarket is highly fragmented and generally very competitive. The Company believes that the largest share of the automotive aftermarket is held by independently owned jobber stores which, while principally selling to commercial accounts, have significant D-I-Y sales. The Company also competes with other automotive specialty retailing chains and, in certain product categories, such as oil and filters, with discount and general merchandise stores. The principal competitive factors which affect the Company's business are store location, customer service, product selection and quality, and price. While AutoZone believes that it competes effectively in its various geographic areas, certain of its competitors have substantial resources or have been operating longer in particular geographic areas.

TRADEMARKS

    The Company has registered several service marks and trademarks in the United States Patent and Trademark office, including its service mark "AutoZone" and its trademarks "AutoZone", "Duralast", "Valucraft", "Ultra Spark", "Albany" and "Alldata". The Company believes that the "AutoZone" service mark and trademarks have become an important component in its merchandising and marketing strategy.

EMPLOYEES

    At May 4, 1996, the Company employed approximately 26,000 persons, approximately 17,300 of whom were employed full-time. Approximately 84% of the Company's employees were employed in stores or in direct field supervision, approximately 7% in distribution centers and approximately 9% in corporate and support functions.

    The Company's employees currently are not members of any unions. The Company has never experienced any material labor disruption. Management believes that its labor relations are generally good.

PROPERTIES

    The following table sets forth certain information concerning AutoZone's principal properties:

                                                                 SQUARE     NATURE OF
     LOCATION                       PRIMARY USE                  FOOTAGE    OCCUPANCY
-------------------  -----------------------------------------  ---------  -----------
Memphis, TN          Corporate and Administrative Offices         360,000     Owned
Lavonia, GA          Distribution Center                          421,700     Owned
Lexington, TN        Distribution Center                          341,000     Owned
Danville, IL         Distribution Center                          304,500     Owned
Memphis, TN          Express Parts Warehouse                      233,100    Leased
Lafayette, LA        Distribution Center                          464,000     Owned
San Antonio, TX      Distribution Center                          217,000     Owned
Phoenix, AZ          Distribution Center                          212,000     Owned
Zanesville, OH       Distribution Center                          550,000     Owned

    The Company relocated its headquarters in Memphis, Tennessee, in October 1995 and completed the sale of its former headquarters in December 1995. AutoZone opened a new distribution center in Zanesville, Ohio, in February 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The lease on the Express Parts warehouse in Memphis expires in February 1997. AutoZone also rents additional warehouse space, various district offices and training and other office facilities, which are not material in the aggregate.

    At May 4, 1996, AutoZone leased 508 and owned 790 of its 1,298 stores. Original lease terms generally range from five to 20 years with renewal options. Leases on 295 stores that are currently operating expire prior to the end of fiscal 2001; however, leases on 275 of such stores contain renewal options.

LEGAL PROCEEDINGS

    AutoZone is a party to various claims and lawsuits arising in the ordinary course of business. The Company does not believe that such claims and lawsuits, singly or in the aggregate, will have a material adverse effect on its business, properties, results of operations, financial condition or prospects.

                                   MANAGEMENT

    The following table lists AutoZone's executive officers as of May 4, 1996. The title of each executive officer includes the words "Customer Satisfaction" which reflects AutoZone's commitment to customer service as part of its marketing and merchandising strategy. Officers are elected by and serve at the discretion of the Board of Directors.

                   NAME                         AGE                                 POSITION
------------------------------------------      ---      --------------------------------------------------------------
J.R. Hyde, III............................          53   Chairman and Chief Executive Officer
                                                         Customer Satisfaction
Johnston C. Adams, Jr. ...................          48   Vice Chairman and Chief Operating Officer
                                                         Customer Satisfaction
Thomas S. Hanemann........................          59   President
                                                         Customer Satisfaction
Timothy D. Vargo..........................          45   Vice Chairman
                                                         Customer Satisfaction
Lawrence E. Evans.........................          52   Executive Vice President-Development
                                                         Customer Satisfaction
Robert J. Hunt............................          47   Executive Vice President-Finance and
                                                         Chief Financial Officer
                                                         Customer Satisfaction
Shawn P. McGhee...........................          33   Executive Vice President-Merchandising
                                                         Customer Satisfaction
Anthony Dean Rose, Jr. ...................          35   Senior Vice President-Advertising
                                                         Customer Satisfaction
Stephen W. Valentine......................          33   Senior Vice President-Systems Technology and Support
                                                         Customer Satisfaction
Michael E. Butterick......................          44   Vice President-Controller
                                                         Customer Satisfaction
Harry L. Goldsmith........................          44   Vice President, Secretary and General Counsel
                                                         Customer Satisfaction

    The Company's Board of Directors consists of Mr. Hyde, Mr. Adams, Mr. Hanemann, Mr. Vargo, Andrew M. Clarkson, John E. Moll, James F. Keegan, Ronald Terry, Henry R. Kravis, Robert I. MacDonnell, Michael W. Michelson and George R. Roberts. Messrs. Kravis, MacDonnell, Michelson and Roberts are general partners of KKR. See "Principal and Selling Stockholders."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of AutoZone's outstanding Common Stock as of May 4, 1996 , and as adjusted to reflect the sale of 25,300,000 shares by the Selling Stockholders in the offerings (assuming exercise in full of the over-allotment options), by (i) any person or group known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock (including the Selling Stockholders) and (ii) all directors and executive officers of AutoZone as a group (including Mr. Hyde). Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them and the beneficial ownership is direct. The address of KKR Associates is 9 West 57th Street, New York, New York 10019; the address of Mr. Hyde is 123 South Front Street, Memphis, Tennessee 38103; the address of Provident Investment Counsel, Inc. is 300 North Lake Avenue, Pasadena, California 91101; and the address of The Prudential Insurance Company of America is Prudential Plaza, Newark, New Jersey 07102.

                                                        BENEFICIAL OWNERSHIP
                                                                AS OF                            BENEFICIAL OWNERSHIP
                                                           MAY 4, 1996 (1)          SHARES        AFTER OFFERING (1)
                                                      -------------------------     BEING      -------------------------
NAME OF BENEFICIAL OWNER                                 SHARES       PERCENT      OFFERED        SHARES       PERCENT
----------------------------------------------------  ------------  -----------  ------------  ------------  -----------
KKR Associates(2)...................................    43,208,488        28.8%    23,300,000    19,908,488        13.3%
J.R. Hyde, III(3)...................................    14,404,946         9.6%     2,000,000    12,404,946         8.3%
The Prudential Insurance Company of America(4)......     9,236,278         6.2%       --          9,236,278         6.2%
Provident Investment Counsel, Inc.(5)...............     8,426,972         5.6%       --          8,426,972         5.6%
Henry R. Kravis(2)(6)...............................       --           --            --            --           --
Robert I. MacDonnell(2)(7)..........................       --           --            --            --           --
Michael W. Michelson(2).............................       --           --            --            --           --
George R. Roberts(2)(8).............................       --           --            --            --           --
All directors and executive officers as a group,
  including Mr. Hyde (other than as set forth in
  relation to KKR Associates) (19 persons)..........    17,180,722        11.5%     2,000,000    15,180,722        10.1%

-------------
(1) For purposes of this table, "beneficial ownership" includes any shares which such person has the right to acquire within 60 days of May 4, 1996. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding in computing the percentage ownership of any other person.

(2) Includes (i) 39,158,272 shares (26.1%) owned of record by three limited partnerships of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power, and (ii) 4,050,216 shares (2.7%) owned by KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Michelson, Saul A. Fox, Edward A. Gilhuly, Perry Golkin, James H. Greene, Jr., Paul E. Raether, Clifton S. Robbins, Scott M. Stuart and Michael T. Tokarz, as general partners of KKR Associates, a limited partnership, may be deemed to share beneficial ownership of the shares. Messrs. Kravis, Roberts, MacDonnell and Michelson are members of AutoZone's Board of Directors. The foregoing persons disclaim beneficial ownership of the shares owned by the three limited partnerships. Not included in the number of shares listed are 140,000 shares held in trust for the family of Mr. Raether and for which Mr. Raether's spouse acts as co-trustee, 20,000 shares held in trust for the family of Mr. Gilhuly and for which Mr. Gilhuly acts as co-trustee, 2,000 shares owned by Mr. Golkin, 40,000 shares owned jointly by Mr. Greene and his wife and 40,000 shares owned by Mr. Tokarz.

(3) Includes 570,000 shares which are held in trusts for which Mr. Hyde is a trustee, and 370,000 shares held by a charitable foundation for which Mr. Hyde is an officer and a director. Does not include 2,000 shares owned by Mr. Hyde's spouse.

(4) All information regarding The Prudential Insurance Company of America ("Prudential") is based upon the Schedule 13G filed by Prudential dated February 14, 1996. Prudential may have direct or indirect voting and/or investment discretion over 9,236,278 shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential has sole voting and investment power over 856,300 shares, shares the power to vote 7,294,078 shares, and shares the investment power over 8,379,978 shares. Prudential's filing of the Schedule 13G should not be construed as an admission that Prudential is for the purposes of Section 13 or 16 of the Securities Exchange Act, the beneficial owner of these shares.

(5) All information regarding Provident Investment Counsel, Inc. ("Provident") is based upon the Schedule 13G filed by Provident dated February 7, 1996. Provident is a registered investment adviser and has direct beneficial ownership of the shares listed as a result of Provident's discretionary authority to buy, sell, and vote shares of such common stock for its investment advisory clients. Provident has the sole power to vote 6,486,847 shares and no power to vote 1,940,125 shares. Provident has sole dispositive power for all of the shares.

(6) Does not include 120,000 shares held by Mr. Kravis as a trustee of an irrevocable trust created by Mr. Roberts for the benefit of Mr. Roberts' children (the "Roberts Trust"). As co-trustee, Mr. Kravis shares the authority to vote and dispose of the shares, but has no economic interest in such shares. Does not include 120,000 shares held in an irrevocable trust created by Mr. Kravis for the benefit of his children with respect to which Mr. Kravis disclaims any beneficial ownership.

(7) Does not include 120,000 shares held in an irrevocable trust created by Mr. MacDonnell for the benefit of Mr. MacDonnell's children (the "MacDonnell Trust") with respect to which Mr. MacDonnell disclaims any beneficial ownership.

(8) Does not include 120,000 shares held by Mr. Roberts as a trustee of the MacDonnell Trust. As co-trustee, Mr. Roberts shares the authority to vote and dispose of the shares, but has no economic interest in such shares. Does not include 120,000 shares held in the Roberts Trust with respect to which Mr. Roberts disclaims any beneficial ownership.

    After the offerings and assuming exercise in full of the over-allotment options, approximately 10.6% of the outstanding Common Stock will be held by the KKR Partnerships and approximately 8.3% by Mr. Hyde. The KKR Partnerships consist of three limited partnerships of which KKR Associates is the general partner. KKR Associates has sole voting and investment power with respect to the shares held by the KKR Partnerships. In addition to the shares held by the KKR Partnerships, KKR Associates owns 2.7% of the Common Stock. Consequently, KKR Associates and its general partners, four of whom are also directors of AutoZone, will be able to control or significantly influence AutoZone and any action requiring stockholder approval.

    The Company, the Selling Stockholders and certain stockholders, directors and executive officers of the Company have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company, except for the shares to be sold in the offerings, for a period of at least 60 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and the International Managers.

    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    AutoZone is incorporated in the State of Nevada and pursuant to its Articles of Incorporation, as amended (the "Articles"), the authorized capital stock of AutoZone consists of 200,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. At the close of business on May 4, 1996, AutoZone had outstanding 149,891,533 shares of Common Stock. There are no outstanding shares of Preferred Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders, except that, subject to certain limited exceptions, under Nevada law any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding Common Stock. In the event of a liquidation, dissolution or winding-up of AutoZone, the holders of Common Stock are entitled to share equally and ratably in the assets of AutoZone, if any, remaining after the payment of all debts and liabilities of AutoZone and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

    Holders of Common Stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in future credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, AutoZone would not be able to pay its debts as they become due in the usual course of business, or AutoZone's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if AutoZone were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. AutoZone does not currently intend to pay dividends on shares of Common Stock. See "Dividend Policy."

    The Nevada Revised Statutes Chapter 78 (the "Nevada Code") contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the Nevada Code, except under certain circumstances, business combinations with interested stockholders are not permitted for a period of three years following the date such stockholder becomes an interested stockholder. The Nevada Code defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% of the outstanding shares of a Nevada corporation. In addition, the Nevada Code generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders. "Control shares" are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person (i) acquire or offer to acquire in an acquisition of a controlling interest and (ii) acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person. An "issuing corporation" is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation. The Nevada Code also permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation. As a result, AutoZone's Board of Directors may have considerable discretion in considering and responding to unsolicited offers to purchase a controlling interest in AutoZone.

    The Common Stock is listed on the New York Stock Exchange.

    The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

    The Board of Directors of AutoZone is authorized, without further stockholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and there are no plans, agreements, or understandings for the issuance of any shares of Preferred Stock.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term "Non-U.S. Holder" is defined as any person who is, as to the United States, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident fiduciary of a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, LOCAL OR OTHER TAXING JURISDICTION.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second proceeding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

DIVIDENDS

    The Company does not currently intend to pay dividends on shares of Common Stock. See "Dividend Policy." In the event that dividends are paid on shares of Common Stock, except as described below, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations, not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clauses (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under clauses (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. While not free from doubt, the Company believes that it is currently a USRPHC; however, a Non-U.S. Holder would generally not be subject to tax or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

    If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-U.S. Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Common Stock will be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Common Stock were not treated as regularly traded and the Company does not provide certification that it is not (and has not been during a specified period) a USRPHC for United States federal income tax purposes, a Non-U.S. Holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock and will be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax will be either
(i) refunded to a Non-U.S. Holder if the Company is not a USRPHC for United States federal income tax purposes and such Non-U.S. Holder files an appropriate claim for refund with the Service, or (ii) creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

    Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person) or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a foreign broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner in a Non-U.S. Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

    The United States Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

                                  UNDERWRITING

    Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                             NUMBER OF
                                                                                             SHARES OF
                                                                                              COMMON
                                    U.S. UNDERWRITER                                           STOCK
-----------------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co. ....................................................................
Lehman Brothers Inc. ....................................................................
Donaldson, Lufkin & Jenrette Securities Corporation......................................
Furman Selz LLC .........................................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated ..................................................................
Smith Barney Inc. .......................................................................
                                                                                           -------------
          Total..........................................................................     17,600,000
                                                                                           -------------
                                                                                           -------------

    Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

    AutoZone and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 4,400,000 shares of Common Stock in an international offering outside the United States. The initial public offering price and aggregate underwriting discounts per share for the offerings will be identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Lehman Brothers.

    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the offerings, each of the U.S. Underwriters named herein has agreed, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (a) offer, sell or deliver shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (i) any individual who is a resident of the United States or
(ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States, and (b) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant  to  the Agreement  Between,  sales may  be  made between  the U.S.
Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The KKR Partnerships have severally granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 2,640,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the U.S. Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 17,600,000 shares of Common Stock offered hereby. The KKR Partnerships have granted the International Underwriters a similar option exercisable for up to an aggregate of 660,000 additional shares of Common Stock.

    Each U.S. Underwriter and International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the Financial Services Act 1986) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    Certain of the U.S. Underwriters and International Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including certain of the Selling Stockholders) for which such U.S. Underwriters and International Underwriters have received and will receive customary fees and commissions.

    The Company, the Selling Stockholders and certain stockholders, directors and executive officers of the Company have agreed, with certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company, except for the shares to be sold in the offerings, for a period of at least 60 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and the International Underwriters.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for AutoZone and for the Selling Stockholders by Latham & Watkins, Los Angeles, California, and Schreck, Jones, Bernhard, Woloson & Godfrey, Las Vegas, Nevada. Certain partners of Latham & Watkins, members of their families, related persons and others own, and through the Selling Stockholders, have an indirect interest in, less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of shares which are indirectly held, some of which shares will be sold in the offerings. Certain legal matters in connection with the offerings will be passed upon for the U.S. Underwriters and the International Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett renders legal services to KKR on a regular basis.

                                    EXPERTS

    The financial statements and related schedules of AutoZone as of August 26, 1995 and August 27, 1994 and for each year in the three year period ended August 26, 1995, included or incorporated by reference in the Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Available Information.............................           3
Incorporation of Certain Documents by Reference...           3
The Company.......................................           4
Selected Financial Data...........................           5
Price Range of Common Stock.......................           6
Dividend Policy...................................           6
Capitalization....................................           7
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............           8
Business..........................................          12
Management........................................          18
Principal and Selling Stockholders................          19
Description of Capital Stock......................          21
Certain United States Tax Consequences to
 Non-United States Holders........................          23
Underwriting......................................          26
Legal Matters.....................................          28
Experts...........................................          28

                               22,000,000 SHARES
                                 AUTOZONE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

                                     [LOGO]

                                 --------------

                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                  FURMAN SELZ
                              MERRILL LYNCH & CO.
                               SMITH BARNEY INC.

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                   SUBJECT TO COMPLETION, DATED MAY 20, 1996

                               22,000,000 SHARES

                                     [LOGO]

                                 AUTOZONE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

    Of the 22,000,000 shares of Common Stock offered, 4,400,000 shares are being offered hereby in an international offering outside the United States and 17,600,000 shares are being offered in a concurrent offering in the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the shares of Common Stock offered hereby are being sold by Selling Stockholders of the Company. The Selling Stockholders consist of certain KKR Partnerships that are limited partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. and J.R. Hyde, III, the Chairman of the Board and Chief Executive Officer of the Company. After the offerings, the KKR Partnerships and Mr. Hyde will own 10.6% and 8.3%, respectively, of the outstanding shares of Common Stock (assuming exercise in full of the over-allotment options). See "The Company" and "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The last reported sales price of the Common Stock, which is listed under the symbol "AZO", on the New York Stock Exchange on May 17, 1996 was $37 1/8 per share. See "Price Range of Common Stock".
                             ---------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND   EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR  HAS
   THE  SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
     COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                         INITIAL PUBLIC             UNDERWRITING          PROCEEDS TO SELLING
                         OFFERING PRICE              DISCOUNT(1)            STOCKHOLDERS(2)
                      ---------------------  ---------------------------  -------------------
Per Share...........            $                         $                        $
Total(3)............            $                         $                        $

-------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $600,000 payable by the Selling Stockholders.

(3) The KKR Partnerships have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 660,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the KKR Partnerships have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,640,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling
    Stockholders will be $         , $        and  $        , respectively.  See
    "Underwriting".
                             ---------------------

    The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about               , 1996  against payment therefor in  immediately
available funds.

GOLDMAN SACHS INTERNATIONAL                                      LEHMAN BROTHERS

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                           FURMAN SELZ
                                  MERRILL LYNCH INTERNATIONAL
                                                               SMITH BARNEY INC.

                                 --------------

               THE DATE OF THIS PROSPECTUS IS            , 1996.

                                  UNDERWRITING

    Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the International Underwriters named below, and each of such International Underwriters has severally agreed to purchase from the Selling Stockholders the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                                                                COMMON
                 INTERNATIONAL UNDERWRITER                       STOCK
------------------------------------------------------------  -----------
Goldman Sachs International.................................
Lehman Brothers International (Europe)......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Furman Selz LLC.............................................
Merrill Lynch International.................................
Smith Barney Inc............................................
                                                              -----------
          Total.............................................    4,400,000
                                                              -----------
                                                              -----------

    Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

    AutoZone and the Selling Stockholders have entered into an underwriting agreement ("U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 17,600,000 shares of Common Stock in an offering. The initial public offering price and aggregate underwriting discount per share for the offerings will be identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co. and Lehman Brothers.

    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the offerings, each of the International Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (a) not offer, sell or deliver shares of Common Stock, directly or indirectly, in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") or to U.S. persons, which term shall mean, for purposes of this paragraph: (i) any individual who is a resident of the United States or (ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States, and (b) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. Each of the U.S. Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the U.S. offering, and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock offered, directly or indirectly, only in the United States and to U.S. persons.

    Pursuant  to  the Agreement  Between,  sales may  be  made between  the U.S.
Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The KKR Partnerships have severally granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 660,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the International Underwriters exercise such over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,400,000 shares of Common Stock offered hereby. The KKR Partnerships have granted the U.S. Underwriters a similar option exercisable for up to an aggregate of 2,640,000 additional shares of Common Stock.

    Each U.S. Underwriter and International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the Financial Services Act 1986) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    Certain of the U.S. Underwriters and International Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including certain of the Selling Stockholders) for which such U.S. Underwriters and International Underwriters have received and will receive customary fees and commissions.

    The Company, the Selling Stockholders and certain stockholders, directors and executive officers of the Company have agreed, with certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company, except for the shares to be sold in the offerings, for a period of at least 60 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and the International Underwriters.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
The Company...............................................................    4
Selected Financial Data...................................................    5
Price Range of Common Stock...............................................    6
Dividend Policy...........................................................    6
Capitalization............................................................    7
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    8
Business..................................................................   12
Management................................................................   18
Principal and Selling Stockholders........................................   19
Description of Capital Stock..............................................   21
Certain United States Tax Consequences to Non-United States Holders.......   23
Underwriting..............................................................   26
Legal Matters.............................................................   28
Experts...................................................................   28

                               22,000,000 SHARES

                                 AUTOZONE, INC.

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)

                              -------------------

                                     [LOGO]

                              -------------------

                          GOLDMAN SACHS INTERNATIONAL

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                  FURMAN SELZ

                          MERRILL LYNCH INTERNATIONAL

                               SMITH BARNEY INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following are the estimated expenses in connection with the issuance and distribution of the Securities being registered, all of which are payable by the Selling Stockholders:

SEC registration fee..................................................  $ 312,981
NASD filing fee.......................................................     30,500
Printing and engraving expenses.......................................     85,000
Legal fees............................................................    100,000
Accounting fees and expenses..........................................     50,000
Blue Sky fees and expenses............................................     10,000
Transfer agent and registrar's fees...................................      2,500
Miscellaneous.........................................................      9,019
                                                                        ---------
    Total.............................................................  $ 600,000
                                                                        ---------
                                                                        ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    AutoZone's Articles of Incorporation provides that a director or officer of AutoZone shall not be personally liable to AutoZone or its stockholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distributions in violation of Nevada Revised Statutes 78.300. In addition, Nevada Revised Statutes 78.751 and Article III, Section 13 of AutoZone's By-Laws, under certain circumstances, provide for the indemnification of AutoZone's officers, directors, employees, and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article III, Section 13 of AutoZone's By-Laws.

    In general, any officer, director, employee or agent shall be indemnified against expenses including attorneys' fees, fines, settlements or judgments which were actually and reasonably incurred in connection with a legal proceeding, other than one brought by or on the behalf of AutoZone, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in or not opposed to AutoZone's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action or suit is brought by or on behalf of AutoZone, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to AutoZone's best interest. No indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to AutoZone or for amounts paid in settlement to AutoZone, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

    Any indemnification under the previous paragraphs, unless ordered by a court or advanced as provided in the succeeding paragraph, must be made by AutoZone only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders, (ii) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding, (iii) if a majority vote of a quorum of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion or (iv) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. To the extent that a director, officer, employee or agent of AutoZone has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, or in defense of any claim, issue or matter therein, he must be indemnified by AutoZone against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

    Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding must be paid by AutoZone as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by AutoZone as authorized by the By-Laws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

    The indemnification and advancement of expenses authorized in or ordered by a court as provided in the foregoing paragraphs does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court as described in the third preceding paragraph or for advancement of expenses made as described in the next preceding paragraph, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. If a claim for indemnification or payment of expenses under Section 13 of the By-Laws is not paid in full within ninety (90) days after a written claim therefor has been received by AutoZone, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, AutoZone shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

    The Board of Directors may authorize, by a vote of a majority of a quorum of the Board of Directors, AutoZone to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of AutoZone, or is or was serving at the request of AutoZone as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not AutoZone would have the power to indemnify him against such liability under the provisions of Section 13 of the By-Laws. The Board of Directors may authorize AutoZone to enter into a contract with any person who is or was a director, officer, employee or agent of AutoZone or is or was serving at the request of AutoZone as a director, officer, employee or agent of another partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than those provided for in Section 13 of the By-Laws.

    AutoZone has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of AutoZone.

ITEM 16.  EXHIBITS.

    See Exhibit Index.

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of AutoZone pursuant to the Registrant's Articles of Incorporation, the Nevada Revised Statutes, or otherwise, AutoZone has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by AutoZone of expenses incurred or paid by a director, officer or controlling person of AutoZone in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, AutoZone will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on the 17th day of May 1996.

                              AUTOZONE, INC.
                              By:              /s/ J.R. HYDE, III
                                   ...........................................
                                                 J.R. Hyde, III
                                        CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                                  AND DIRECTOR

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J.R. Hyde, III, Robert J. Hunt, Harry L. Goldsmith and Donald R. Rawlins, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, any and all amendments thereto (including post-effective amendments), any subsequent Registration Statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                 TITLE                DATE
--------------------------------------------------  -------------------------  ------------
                                                    Chairman, Chief Executive
                      /s/ J.R. HYDE, III              Officer and Director
 .................................................    (Principal Executive     May 17, 1996
                 (J.R. Hyde, III)                     Officer)

                                                    Executive Vice President
                    /s/ ROBERT J. HUNT                and Chief Financial
 .................................................    Officer (Principal       May 17, 1996
                 (Robert J. Hunt)                     Financial Officer)

                /s/ MICHAEL E. BUTTERICK            Vice President and
 .................................................    Controller (Principal    May 17, 1996
              (Michael E. Butterick)                  Accounting Officer)

              /s/ JOHNSTON C. ADAMS, JR.            Vice-Chairman, Chief
 .................................................    Operating Officer and    May 17, 1996
             (Johnston C. Adams, Jr.)                 Director

                 /s/ THOMAS S. HANEMANN
 .................................................  President and Director     May 17, 1996
               (Thomas S. Hanemann)

                    SIGNATURE                                 TITLE                DATE
--------------------------------------------------  -------------------------  ------------
                   /s/ TIMOTHY D. VARGO             Vice-Chairman and
 .................................................  Director                   May 17, 1996
                (Timothy D. Vargo)

                 /s/ ANDREW M. CLARKSON
 .................................................  Director                   May 15, 1996
               (Andrew M. Clarkson)

                    /s/ JAMES F. KEEGAN
 .................................................  Director                   May 17, 1996
                (James F. Keegan)

 .................................................  Director                   May   , 1996
                  (John E. Moll)

                      /s/ RONALD TERRY
 .................................................  Director                   May 17, 1996
                  (Ronald Terry)

                    /s/ HENRY R. KRAVIS
 .................................................  Director                   May 17, 1996
                (Henry R. Kravis)

                  /s/ GEORGE R. ROBERTS
 .................................................  Director                   May 17, 1996
               (George R. Roberts)

                /s/ ROBERT I. MACDONNELL
 .................................................  Director                   May 17, 1996
              (Robert I. MacDonnell)

                /s/ MICHAEL W. MICHELSON
 .................................................  Director                   May 17, 1996
              (Michael W. Michelson)

                                 AUTOZONE, INC.
                                 EXHIBIT INDEX

  EXHIBIT
  NUMBERS    DESCRIPTION OF EXHIBIT
-----------  -------------------------------------------------------------------------------------------------------
       1.1   Form of U.S. Underwriting Agreement.
       1.2   Form of International Underwriting Agreement.
       4.1   Form of Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment
             No. 2 to the Form S-1 Registration Statement filed by the Company under the Securities Act (No.
             33-45649).
       4.2   Registration Rights Agreement, dated as of February 18, 1987, by and among Auto Shack, Inc. and certain stockholders. Incorporated by reference to Exhibit 4.9 to the Form S-1 Registration Statement filed by the Company under the Securities Act (No. 33-39197).
       4.3   Amendment No. 1 to the Registration Rights Agreement dated as of August 1, 1993 by and among AutoZone and certain stockholders. Incorporated by reference to Exhibit 4.3 to Pre-Effective Amendment No. 1 to the Form S-3 Registration Statement filed by the Company under Securities Act (No. 33-67550).
       5.1   Opinion of Schreck, Jones, Bernhard, Woloson & Godfrey regarding legality of Common Stock.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of Schreck, Jones, Bernhard, Woloson & Godfrey (included in its opinion filed as Exhibit 5.1).
      24.1   Power of Attorney of AutoZone's Directors and Officers (incorporated in the Signature Page on page II-4 in this Registration Statement).
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